UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) – Court approves Disclosure Statement paving the way for Chapter 11 emergence

Hamilton, Bermuda | September 3, 2021 - Seadrill Limited (SDRL) (“Seadrill” or the “Company”) (OSE:SDRL, OTCPK:SDRLF) is pleased to announce the United States Bankruptcy Court for the Southern District of Texas (the “Court”) has approved the disclosure statement (the “Disclosure Statement”) for the Company’s proposed plan of reorganization (the “Plan”), paving the way for our emergence from Chapter 11 in Q4 2021.

The Court authorized the Company to distribute the Disclosure Statement and solicit votes from all lenders on the Plan. The Court also set a hearing to consider approval of the Plan for October 26, 2021.

The Plan provides a clear pathway for Seadrill to restructure its balance sheet with the Company having already secured support from the majority of its senior secured lenders.

The Company’s motion to approve the backstop commitment letter has been deferred until a later hearing.

Grant Creed, CFO, commented: “We are pleased with these developments, which put us firmly on track for Chapter 11 emergence. The Court approved our timeline for approval of the restructuring and authorized us to solicit lender votes. This will pave the way for a significant balance sheet deleveraging.”

Copies of the Plan and Disclosure Statement, as well as other information regarding the Company’s chapter 11 cases, are available at the following website: https://cases.primeclerk.com/SeadrillLimited/.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company operates 42 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: September 3, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)

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